

May 16, 2016

Via E-mail
Brian Breheny
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

> **Re:** **Alexza Pharmaceuticals, Inc.**
> **Schedule TO-C**
> **Filed May 10, 2016 by Ferrer Pharma, Inc., Ferrer Therapeutics, Inc. and Grupo Ferrer Internacional, S.A.**
> **File No. 005-82505**

Dear Mr. Breheny:

We have limited our review of the filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments.

General

1. Please provide us with your analysis of why Grupo Ferrer Internacional, SA is not an affiliate engaged in a going private transaction under Exchange Act Rule 13e-3. In this regard, we note that Grupo Ferrer holds approximately 10.9% of Alexza Pharmaceutical's outstanding shares, has a strategic business collaboration agreement with the subject company and has been issued a $5 million promissory note by the subject company. We may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Brian Breheny
Skadden, Arps, Slate, Meagher & Flom LLP
May 16, 2016
Page 2

In response to our comment, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Attorney Advisor at (202) 551-3792 or me at (202) 551-3619 with any questions regarding our comments.

Sincerely,

/s/ Jennifer López for

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions